SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FINAL AMENDMENT

                                (AMENDMENT NO. 2)
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    197779101
                                    ---------
                                 (CUSIP Number)


                                  TC Management
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 808-3434
                             -----------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 18, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  Schedule 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Anthony R. Campbell

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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|X| *
                                                                        (b)|_|
          *Disclaimed
--------------------------------------------------------------------------------
3)      SEC USE ONLY

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4)      SOURCE OF FUNDS

               WC
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5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

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6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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                      7)                         SOLE VOTING POWER
                                                 1,412,600 (See Item 5)

        NUMBER        ----------------------------------------------------------
        OF            8)                         SHARED VOTING POWER
        SHARES                                   Not Applicable

        BENEFICIALLY  ----------------------------------------------------------
        OWNED BY      9)                         SOLE DISPOSITIVE POWER
        EACH                                     1,412,600 (See Item 5)

        REPORTING     ----------------------------------------------------------
        PERSON        10)                        SHARED DISPOSITIVE POWER
        WITH                                     Not Applicable

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11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,412,600    (See Item 5)

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12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              |_|

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13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.9%

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14)     TYPE OF REPORTING PERSON
               IN

                                  Schedule 13D
                                  ------------


Item 1 of the Schedule 13D, "Security and Issuer," is amended and restated in its entirety as follows:

               This Statement amends the Schedule 13D dated November 12, 1998, as amended by Amendment No. 1 filed on December 16, 1998 (the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2875 Northeast 191st Street, Aventura, Florida, 33180.

               The filing of any Schedule 13D and amendments thereto does not constitute an admission that the Reporting Person is a member of a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by any other persons.

Item 2 (a) - (c) of the Schedule 13D, "Identity and Background," is amended to amend and restate the fifth paragraph thereof in its entirety as follows:

               An aggregate of 1,412,600 shares of Common Stock, representing approximately 4.9% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Person, as of December 18, 1998.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety as follows:

               As of December 18, 1998 the Reporting Person beneficially owned an aggregate of 1,412,600 shares of Common Stock, all of which were acquired on the open market over the course of time at then-current market prices for aggregate consideration of approximately $13,947,762. The costs of the purchases by the Campbell Entities were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The costs of the purchases made by the Reporting Person as an individual were funded out of personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Items 5 (a) and (c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety as follows:

               (a)  An   aggregate  of   1,412,600   shares  of  Common   Stock,
representing approximately 4.9% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Person as of December 18, 1998.

               The following table sets forth the number of shares of Common Stock owned by the Campbell Entities as of December 14, 1998.

                                                                   Percentage
                                                                   of
Campbell                       Shares of                           Outstanding
Entity                         Common Stock                        Common Stock
------                         ------------                        ------------

TC Management/1/               1,382,600                           4.8

Windsor LP                     1,238,800                           4.3

TC Managed Account             101,300                             .4

               Additionally, Mr. Campbell individually owns 42,500 shares of Common Stock, and a trust estate for the benefit of Mr. Campbell's children owns 30,000 shares of Common Stock (as to which Mr. Campbell disclaims beneficial ownership), representing an aggregate of approximately .3% of the outstanding Common Stock.

               The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by James J. Apostolakis, David Ray, Bernard Marden, Christopher Castroviejo, David Knott or any other person.

               (c) Except as set forth on Schedule I annexed hereto, the Reporting Person and the Campbell Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.




--------
/1/ TC Management, as general partner of Windsor LP and manager of the TC Managed Account, may be deemed to beneficially own the shares directly owned by Windsor LP and the TC Managed Account.

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  December 22, 1998



        /s/ Anthony R. Campbell
        -----------------------
        Name: Anthony R. Campbell

                                                                    SCHEDULE I



                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Windsor LP:

                                    Number of
                                     Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

10/29/98                              15,000                      $49,675
10/30/98                              16,800                       56,715
11/2/98                               40,000                      148,081
11/10/98                              11,500                       58,330

Shares Sold by Windsor LP:

                                    Number of
                                      Shares
Date                                   Sold                      Total Cost
----                                   ----                      ----------

12/18/98                              60,000                     $159,438

Shares Purchased by the TC Managed Account:

                                    Number of
                                     Shares
Date                                Purchased                   Total Cost
----                                ---------                   ----------

11/2/98                               10,000                     $37,289